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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13D-2

                               (AMENDMENT NO. 2)*


                            BRIDGELINE SOFTWARE, INC.
                            -------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    10807Q205
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2008
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)
     |_|  Rule 13d-1(c)
     |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                               (Page 1 of 4 Pages)
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CUSIP NO. 10807Q205                    13G                           PAGE 2 of 4
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1    NAME OF REPORTING PERSONS.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Miles Fawcett

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                        (b) |_|

3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY       5   SOLE VOTING POWER               476,667
OWNED BY EACH REPORTING PERSON
WITH
                                    6   SHARED VOTING POWER             0
                                    7   SOLE DISPOSITIVE POWER          476,667
                                    8   SHARED DISPOSITIVE POWER        0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     476,667shares of Common Stock

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  |_|


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     Approximately 4.4% as of the date of filing of this statement. (Based on 10,950,808 shares issued and outstanding as of January 22, 2009)


12   TYPE OF REPORTING PERSON*

     IN


                                *SEE INSTRUCTIONS

                               (Page 2 of 4 Pages)
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CUSIP NO. 10807Q205                    13G                           PAGE 3 of 4
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ITEM 1(A). NAME OF ISSUER:

     Bridgeline Software, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     10 Sixth Road, Woburn, Massachusetts 01801

ITEM 2(A). NAME OF PERSON FILING:

     Miles Fawcett

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

     Urban Alarm, 1 Wisconsin Cir, Chevy Chase, MD 20815

ITEM 2(C). CITIZENSHIP:

     United States

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

     Common Stock, par value $.001 per share

ITEM 2(E). CUSIP NUMBER:

     10807Q205

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

         (b)      |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c);

         (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

         (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

         (e)      |_| An investment adviser in accordance with ss. 240.13d-1(b)
                  - 1(b)(1)(ii)(E);

         (f) |_| An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

         (g) |_| A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

         (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j) |_| A non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J);

         (k)      |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(K).

                  If filing as a non-U.S. institution in accordance with ss. 240.13d-1(b)(1)(ii)(J), please specify the type of institution:______________

                               (Page 3 of 4 Pages)
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CUSIP NO. 10807Q205                    13G                           PAGE 4 of 4
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ITEM 4. OWNERSHIP

     (a)  Amount beneficially owned: 476,667shares of Common Stock.

     (b) Percent of class: Approximately 4.4% as of the date of filing of this statement. (Based on 10,950,808 shares issued and outstanding as of January 22, 2009.)

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: 476,667

          (ii) Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of: 476,667

          (iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

     N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

     N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

     N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

     N/A

ITEM 10. CERTIFICATION

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2009

                                                /s/ Miles Fawcett
                                                -----------------------
                                                Miles Fawcett


                               (Page 4 of 4 Pages)